Acre Mezcal Holdings Corp



ANNUAL REPORT

11601 Wilshire Blvd. Suite 2480

Los Angeles, CA 90025

(310) 486-3933

www.latierradeacre.com

This Annual Report is dated May 2, 2022.

BUSINESS

eneral Information

Acre Mezcal is a marketer and wholesaler of premium artisanal mezcal from the fields of Oaxaca and Durango, Mexico. We have cultivated a brand that reflects the explorer in each of us, eschewing boundaries, borders, and limits, driven by a deep curiosity and an insatiable thirst for new experiences.

Today, we primarily self distribute our products in Los Angeles, CA and Los Cabos, Mexico, though we have a signed contract for a new distributor partnership in Nevada. Over the next two years, we plan on significantly expanding our national and international footprint to key markets, such as Las Vegas, New York, and Miami, while also expanding our marketing and sales teams with dedicated brand ambassadors. We do not produce our products in-house but go through an independent third-party supplier.

Our sales are split between on-premise (restaurants and bars), off-premise (retail and grocery), and direct-to-consumer (via our online platform). All our USA sales have been made through a single salesperson and we hope to add more with the fundraise.

Corporate History and Structure

Historically we have operated through two separate entities - Acre Mezcal LLC (USA) and Acre Vida Destilados S. de R.L. de C.V. (MEX) which are now both owned by the parent entity Acre Mezcal Holding Corp. The two original entities have no material differences aside from what was necessary to set up our business and sell mezcal in Mexico and the US, respectively.

The Company (Acre Mezcal Holding Corp) and its two subsidiaries are owned and managed by the same three parties – Stuart McPherson, Cameron Watt and Jordan Haddad. All funds by the subsidiaries are contributed to the Company after deducting operating expenses and related costs. The US subsidiary and MEX subsidiary functions as "one" and have overlapping expenses. For instance, The US subsidiary may buy 3,000 new empty bottles even though half of those bottles will wind up being used for Mexican products, or the Mexican subsidiary may pay a third party in pesos to shoot some advertising content in Cabo even though the primary use of that content will be for the US operation.

Previous Offerings

None

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Financial Statements

Our financial statements for the full year ending December 31 2021 and full year ending December 31, 2020, can be found in an Exhibit to the Form C of which this Offering Memorandum forms a part.

Financial Condition

The Company's wholly-owned operating subsidiaries Acre Mezcal LLC and Acre Vida Destilados S. de R.L. de C.V. generate revenue by selling artisanal mezcal and related products and services in In the United States, Mexico, and around the world. Sales between the United States and Mexico have historically represented nearly all of the Company's annual sales. The Company's cost of sales includes raw material and packaging costs incurred through the point that the Company's product departs their bottling facility in Durango, Mexico. Company sold products exclusively in Mexico in 2019 and did not begin US operations until January 2020.

Results of Operations

Full-year ended December 31, 2020, compared to full year ended December 31, 2021

Revenue

Revenue for the full year 2021 was $370,163. 2021 results grew primarily due to entrance to our expanding operations in the US market and the reopening of Cabo and California from the effects of COVID 19 . We still believe that operations were significantly hindered through much of the year due to the lingering effects. US sales are primarily composed of the Company's Espadín and Cenizo expressions due to a market shift to cocktail-friendly and less expensive products. We believe that the US market, and particularly Los Angeles, is the most important for us to demonstrate success with our products, so we spent the vast majority of our marketing and sales efforts in Los Angeles in 2021.

Cost of Sales

Cost of sales in 2021 was $115,814, in line with expectations given our revenue.

Gross Margins

2021 gross profit was $254,349, representing a 69% margin %. the company expects its gross margins to decrease over time as it expands US operations and moves away from its self distribution model. Additionally we anticipate a lower % of overall sales will come from our high margin sales at Acre Resort.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and distributor fees. Expenses in 2021 were $281,924. Approximately $151,000 of this was fundraising expenses and are not expected to occur.

Historical results and cash flows:

Our historical cash flows are reflective of our startup costs and self distribution model. As the Company expands, we anticipate significantly higher revenues and somewhat lower gross margins as the result of new distributor partnerships. Gross margin declines will be partially offset by lower inventory costs as a result of scaling operations. The Company anticipates sales and marketing expenses to increase substantially along as proceeds are put to use.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $344,547.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jordan Haddad

Jordan Haddad's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: August 27, 2019 - Present

Responsibilities: Oversee all operations and strategic decisions regarding Acre Mezcal. Key rolls include business development, sales, strategic partnerships, logistics and operations, accounting and finance. No salary and no equity compensation as of Dec. 2020, but after the completion of this fundraise will take $50,000 salary

Other business experience in the past three years:

Employer: Oaktree Capital

Title: Associate

Dates of Service: August 01, 2016 - August 01, 2018

Responsibilities: Evaluated potential high yield bond and leveraged loan investments in the primary and secondary markets across various credit strategies containing more than $20bn of AUM

Name: Scott Ballin

Scott Ballin's primary role is with the issuer as Chief Marketing Officer.

Dates of Service: August 2021 - Present

Name: Stuart McPherson

Stuart McPherson's current primary role is with Acre Baja. Stuart McPherson currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August 27, 2019 - Present

Responsibilities: Overseeing operations and business development in Los Cabos, Mexico. No equity or cash compensation

Other business experience in the past three years:

Employer: Acre Baja

Title: Co-founder

Dates of Service: December 01, 2015 - Present

Responsibilities: Co-head of all operations at the Acre Baja Resort

Name: Cameron Watt

Cameron Watt's current primary role is with Acre Baja. Cameron Watt currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August 27, 2019 - Present

Responsibilities: Overseeing operations and business development opportunities in Los Cabos, Mexico. No cash or equity compensation

Other business experience in the past three years:

Employer: Acre Baja

Title: Co-founder

Dates of Service: December 01, 2015 - Present

Responsibilities: Overseeing all operations at the Acre Baja resort

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Jordan Haddad
Amount and nature of Beneficial ownership: 485,000
Percent of class: 36.22
Title of class: Common Stock

Stockholder Name: Stuart McPherson
Amount and nature of Beneficial ownership: 242,500
Percent of class: 18.11

Title of class: Common Stock
Stockholder Name: Cameron Watt
Amount and nature of Beneficial ownership: 242,500
Percent of class: 18.11

Title of Class: Common Stock
Stockholder Name: Scott Ballin
Amount and nature of beneficial Ownership: 152,750
Percent of Class: 11.82%

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Common Stock

The amount of security outstanding is 1,338,863.
Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, providing premium artisanal mezcal. Our revenues are therefore dependent upon the market for such drink.

Minority Holder; Securities with Voting Rights

The common equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

International Business Risk

Our product is primarily imported to the United States from Mexico and is subject to all of the import rules and regulations agreed upon by the two nations. These rules are subject to change and are outside the control of the company.

COVID 19

COVID 19 has materially impacted our customer base, particularly on-premise locations such as bars as restaurants. We do not yet know when our customers will no longer be impacted by this virus.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Acre Mezcal Holdings Corp

By   /s/ *Jordan Haddad*

Name: Acre Mezcal Holdings Corp

Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

I, _Jordan Haddad_____ (Print Name), the President & CEO_____(Principal Executive Officers) of La Tierra de Acre (Company Name), hereby certify that the financial statements of La Tierra de Acre (Company Name) and notes thereto for the periods ending 12/31/2020 (first Fiscal Year End of Review) and 12/31/2021 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

La Tierra de Acre has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __April 28th, 2022_____ (Date of Execution).

_____ (Signature)

__President & CEO_____ (Title)

___April 28th, 2022_____ (Date)

Profit and Loss

	2021
Income	
Merchandise	90
Sales	373,301
Sales Discounts	-3,228
Total Income	**370,163**
Cost of Goods Sold	
Build/Wrap Charges	9
Customs Broker Fees	3,682
Delivery Charges	769
Excise Taxes	581
Freight & Shipping	9,081
Incoming Charges	26
Mixed Pallet Out Charges	69
Order Processing Charges	33
Pallet Out Charges	11
Product Costs	100,499
Total Product Costs	**100,499**
Repack Charges	48
Rush Charges	70
Sales and Use Tax	486
Same Day Charges	50
Storage	337
Will Call Charges	65
Total Cost of Goods Sold	**115,814**
Gross Profit	254,349
Expense	
Account Support	168
Advertising & marketing	12,174
Shipping - Advertising & Marketing	1,123
Total Advertising & marketing	**13,297**
Bank Charges & Fees	1,516
BarCart Fees	891
Building & property rent	1,802
Business licences	-1,613
Commissions & fees	11,175
Contract labor	
Admin	27,662
Marketing	49,635
Public Relations	16,280
Sales	35,718
Total Contract labor	**129,295**
Contributions to charities	500
Credit Card Fees	295
Fundraising Expense	151,941
General business expenses	782
Bank fees & service charges	225
Total General business expenses	**1,007**
Insurance	71
Total Insurance	**71**
Interest paid	753

Profit and Loss

	2021
Business loan interest	-79
Total Interest paid	**674**
Job Supplies	11,848
Late Fees & Penalties	295
Legal & Professional Services	45,250
Legal fees	12,147
Total Legal & Professional Services	**57,397**
Meals & Entertainment	417
Total Meals & Entertainment	**417**
Office expenses	3,334
Office supplies	38
Total Office expenses	**3,371**
Payroll expenses	
Taxes	3,376
Wages	50,808
Total Wages	**50,808**
Total Payroll expenses	**54,184**
Property Insurance	76
Purchases	184
Reimbursable Expenses	2,188
Research & Development	358
Taxes & Licenses	75
IEPS Paid	21,866
IVA Paid	10,887
Total Taxes & Licenses	**32,829**
Travel	888
Airfare	2,289
Hotels	326
Taxis or shared rides	146
Vehicle Expenses	
Parking & tolls	56
Vehicle gas & fuel	43
Total Vehicle Expenses	**99**
Total Travel	**3,748**
Freight & Shipping	4,008
Total Expense	**481,923**
Net Operating Income	-227,574
Other Income	
Total Other Income	
Other Expense	
Exchange Gain or Loss	28,676
Other Miscellaneous Expense	23
Total Other Expense	**28,699**
Net Profit	-256,273

Balance Sheet

	2021
Assets	
Current Assets	
Bank Accounts	
Parent (Acre Mezcal Holdings Corp) Checking	298,972
Park Street	22,626
Sub Checking (Acre Mezcal LLC)	1,964
Santander - Dollar	1,000
Santander - Peso	19,985
Total Bank Accounts	**344,547**
Accounts Receivable	
Accounts Receivable (A/R)	152,362
Accounts Receivable (A/R) - MXN	21,241
Total Accounts Receivable	**173,603**
Other Current Assets	
Acre Mezcal (NV)	37,000
Acre Mezcal Cabo	1,452
Inventory Asset	53,708
Prepaid expenses	10,000
Due from Acre Mezcal Holding	27,004
Total Other Current Assets	**129,164**
Total Current Assets	**647,314**
Fixed Assets	
Intangible Assets	13,058
Long- term office equipment	
Computers & tablets	786
Total Long- term office equipment	**786**
Total Fixed Assets	**13,844**
Other Assets	
Total Assets	**661,157**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,807
Accounts Payable (A/P) - MXN	887
Total Accounts Payable	**3,694**
Credit Card	
American Express	17,304
Total Credit Card	**17,304**
Other Current Liabilities	
Due to Acre Mezcal NV	27,004
Loan Payable - Jordan	17,401
Payroll Liabilities	
CA PIT / SDI	700
Federal Unemployment (940)	42
Wages Payable	14,615
Total Payroll Liabilities	**15,357**
Acre Mezcal Holding	37,000
Acre Mezcal Holdings	1,452
Total Other Current Liabilities	**98,215**

Balance Sheet

	2021
Total Current Liabilities	**119,213**
Long- Term Liabilities	
Total Long- Term Liabilities	
Total Liabilities	**119,213**
Equity	
Net Income	-256,273
Opening balance equity	77,642
Owner's Investment	709,326
Prior Year Adjustments	-17,401
Retained Earnings	28,651
Total Equity	**541,944**
Total Liabilities and Equity	**661,157**

Cash Flow

	2021
Operating Activities	
Net Income	-256,273
Adjustments to Net Income	
Accounts Payable (A/P)	2,807
Accounts Receivable (A/R)	-123,711
Acre Mezcal (NV)	-37,000
Acre Mezcal Cabo	-1,452
American Express	17,304
Due to Acre Mezcal NV	27,004
Inventory Asset	-53,708
Loan Payable - Jordan	17,401
Payroll Liabilities:CA PIT / SDI	700
Payroll Liabilities:Federal Unemployment (940)	42
Payroll Liabilities:Wages Payable	14,615
Prepaid expenses	-10,000
Acre Mezcal Holding	37,000
Due from Acre Mezcal Holding	-27,004
Accounts Payable (A/P) - MXN	887
Accounts Receivable (A/R) - MXN	-21,241
Acre Mezcal Holdings	1,452
Total Adjustments to Net Income	**-154,903**
Total Operating Activities	**-411,177**
Investing Activities	
Intangible Assets	-13,058
Long- term office equipment:Computers & tablets	-786
Total Investing Activities	**-13,844**
Financing Activities	
Opening balance equity	77,642
Owner's Investment	709,326
Prior Year Adjustments	-17,401
Total Financing Activities	**769,567**
Net Cash Increase For Period	344,547

CERTIFICATION

I, Jordan Haddad, Principal Executive Officer of Acre Mezcal Holdings Corp, hereby certify that the financial statements of Acre Mezcal Holdings Corp included in this Report are true and complete in all material respects.

Jordan Haddad

President & CEO